

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 30, 2009

Ms. Holli C. Nichols
Executive Vice President and Chief Financial Officer
Dynegy Inc.
Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

> **Re:** **Dynegy Inc.**
> **File No. 1-33443**
> **Dynegy Holdings Inc.**
> **File No. 0-29311**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**

Dear Ms. Nichols:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief